FORM 11-K

             For Annual Reports of Employee Stock Purchase, Savings
               and Similar Plans Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

               (X) Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934
                   For the fiscal year ended December 31, 2000

                                       or

             ( ) Transition Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934
               For the Transition Period from ________ to ________
                         Commission File Number 33-64851


                      FIRST INDIANA CORPORATION 401(k) PLAN
                      -------------------------------------
                            (Full Title of the Plan)


                FIRST INDIANA CORPORATION (Commission File Number
                 0-14354) (Name of Issuer of the Securities Held
                              Pursuant to the Plan)


        135 North Pennsylvania Street, Indianapolis, IN              46204
----------------------------------------------------------------  ------------
            (Address of principal executive office)                (Zip Code)


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The  following  plan  financial  statements,  schedules  and  reports  have been prepared in accordance with the financial reporting requirements of ERISA, and have been filed in paper format under cover of form SE.

Report of Independent Auditors

Audited Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999

Audited Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2000 and 1999

Notes to Financial Statements (including Schedule I required by Rule 6A-05 of Regulation S-X)


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Exhibit Index

Exhibit                                                       Page(s) (by
Number                                                        Sequential
                                                              Numbering
                                                              System)


   23             Consent of KPMG LLP                         18


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                                                    SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              First Indiana Corporation 401(k) Plan
                     ---------------------------------------------------------
                                          (Name of Plan)



Date:  June 28, 2001

                     /s/ William J. Brunner
                     ---------------------------------------------------------
                         William J. Brunner
                         (First Indiana Corporation, Plan Administrator)